FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Communication of Relevant Information No.170199, dated July 20, 2012, it is communicated that the Board of Directors has amended the Regulations of the Board of Directors with the purpose of its adaptation to the new organizational structure, providing that the Delegated Committee shall be chaired by the Chairman of the Board.

It is attached herewith a compiled version of the Regulations of the Board of Directors recorded in the Registry of Commerce of Madrid, which will be made available to shareholders at the company's website (www.prisa.com).

Madrid, September 17, 2012

PROMOTORA DE INFORMACIONES, S.A.

Board of Directors Regulation, approved on June 21, 2001, amended on July 17, 2003, March 18, 2004, January 18, 2007, October 18, 2007, December 5, 2008, June 18, 2009, November 25, 2010, June 24, 2011 and July 20, 2012.

BOARD OF DIRECTORS REGULATION OF PROMOTORA DE INFORMACIONES, S.A.

Chapter I.- PRELIMINARY

Article 1.- Purpose.

1.- The object of this Regulation is to set forth the working principles of the Board of Directors of Promotora de Informaciones, S.A., the basic rules for its organization and functioning, and the rules of conduct of its members.

2.- The rules of conduct established in this Regulation for directors shall, if compatible, likewise apply to the senior management of the Company who attend the meetings of the Board of Directors.

Article 2.- Interpretation.

This Regulation shall be interpreted in accordance with legal provisions and the rules set forth in the bylaws, and are founded on the spirit and purpose thereof, with the Board of Directors having the power to resolve any conflict that may arise with regard to its application.

Article 3.- Amendment.

1.- This Regulation may only be amended at the request of the Chairman, the Corporate Governance Committee or one third of the directors serving on the Board, who must accompany their request with a report justifying their proposal.

2.- The Corporate Governance Committee shall issue an opinion concerning the proposed amendment. Those proposals which affect the powers or performance of the Appointments and Compensation Committee or the compensations of the Directors or senior management should be informed by the Appointments and Compensation Committee. If they affect the powers or performance of the Audit Committee should be informed by the Audit Committee.

3.- The text of the amendment, the authors’ report justifying the proposal and the opinions of the Corporate Governance Committee, and if is the case, of the Appointments and Compensations Committee and/or the Audit Committee, will be attached to the call for the meeting of the Board at which this matter is to be discussed.

4.- In order to be valid, an amendment of the Regulation shall require a resolution adopted by an absolute majority of the members of the Board.

Article 4.- Publication.

1.- Directors and senior management of the Company and its Group, have the obligation to be informed of, and to comply and to compel compliance with this Regulation. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same.

2.- The Board of Directors shall take all necessary measures to distribute the Regulation to shareholders and to the investing public in general.

Chapter II.- MISSION OF THE BOARD

Article 5.- Functions.

1.- Except for matters reserved for shareholders meetings, the Board of Directors is the highest decision-making body of the Company.

2.- Board policy is to delegate the day-to-day management of the Company to the Chief Executive Officer assisted by the management team, while focusing its activity on general supervisory tasks. Powers reserved to the Board by law or in the bylaws cannot be delegated.

3.- In any event, the following must be submitted for prior approval to the Board of Directors of the Company:

a)	General company policies and strategies, including:

i)	The strategic or business plan, as well as annual management and budget objectives and financial projections;

ii)	Investment and financing policies;

iii)	Determination of group company structure and any proposed amendment of the Company’s corporate purpose;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy

vi)	General remuneration policy affecting directors and senior management;

vii)	Risk control and management policy, as well as periodic supervision of internal information and control systems;

viii)	Determination of dividend and treasury stock policies;

b)	The following decisions:

i)	Financial information related to listed securities that the Company must disclose periodically

ii)
The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet.

iii)	Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies.

iv)	Motions or resolutions for capital increases or reductions. Any other changes in capital structure.

v)	Strategic alliances of the Company or its controlled companies.

vi)	The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens.

vii)	Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company.

viii)	The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts.

ix)	Authorization of linked transactions in the terms provide for in this Regulation.

x)	Periodic evaluation of the performance and composition of the Board of Directors and the senior management.

4.- The decisions referred above that may be legally delegated to the Delegated Committee may be taken by it for urgency reasons, which must be justified in the next Board meeting to be held. In the cases of extreme urgency mentioned in section 3.b ii) above, which must be also justified at the next Board meeting to be held, a decision of the Chairman may suffice in lieu of approval of the Board of Directors.

Article 6.- Objectives.

1.- The criteria that must at all times govern the activities of the Board of Directors are: compliance with the corporate purpose, defense of the long-term viability of the Company and the development of its true value, safeguarding its identity, as well as the professional principles and codes of ethics of the Group’s publishing companies and communications media.

2.- Within the scope of the corporate organization, the Board shall adopt the measures necessary to ensure:

a) That company management pursues the creation of value for shareholders and has the proper incentives to do so;

b) That company management works under the effective supervision of the Board;

c) That no shareholder receives privileged treatment with respect to the others.

Article 7.- Other interests.

The creation of value in the Company in the interest of the shareholders shall necessarily be carried out by the Board of Directors, respecting the requirements imposed by law, fulfilling the explicit and implicit contracts arranged with workers, suppliers, financiers and clients in good faith and, in general, observing those ethical duties that are inherent in the responsible management of the Company.

Chapter III.- COMPOSITION OF THE BOARD

Article 8.- Qualitative Composition.

1.- In the composition of the Board of Directors the external, independents and ownership directors, will represent a majority with respect of the executive directors. To such effects, in exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings, the Board of Directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors.

2.- The Company will adjust its qualification of the different types of Directors to the definitions settled in the Unified Code of Good Governance.

Additionally, to the extent that the Company's Shares are listed, directly or indirectly, through other financial instruments in the New York Stock Exchange (NYSE), the Company will adjust the definitions of the type of directors to the definitions approved by that Stock Exchange.

3.- The Board of Directors shall explain the nature of each director’s relationship to the Company at the Shareholders Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the Annual Report on Corporate Governance, after having been verified by the Corporate Governance Committee.

4.- The provisions of this article are understood as being without prejudice to the right of representation that is legally recognized to the shareholders on a proportional basis.

Article 9.- Quantitative composition.

1.- The Board of Directors shall be made up of the number of directors determined at the annual shareholders meeting within the limits set forth in the company bylaws.

2.- At the annual meeting the Board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.

Chapter IV.- STRUCTURE OF THE BOARD OF DIRECTORS.

Article 10.- Chairman of the Board.

1.- Without prejudice to the powers set forth in the bylaws, the Chairman of the Board shall preside at the annual shareholders meetings, at meetings of the Board of Directors and at meetings of the Delegated Committee, and shall be chief individual responsible for the management of the Company. His appointment entails assuming all powers that the Board can legally delegate him.

2.- The Chairman shall organize, monitor and supervise management, the definition of company strategy and corporate governance initiatives. In the scope of his functions of organizing the Board performance, he shall ensure that directors receive in advance sufficient information, he shall stimulate discussion and active participation at the Board meetings, safeguarding their free points of view and expressing opinions, and shall organize and coordinate with the chairmen of the Committees the periodical valuation of the Board and, where appropriate, of the Chief Executive Officer. He shall likewise have the power to propose appointments and changes in board posts.

Article 11.- Chief Executive Officer

1.- The Chief Executive Officer shall be the main assistant of the Chairman for the management of the Company. His appointment entails assuming all powers that the Board can legally delegate him. He shall be responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting, by the Board of Directors, by the Delegated Committee and by the Chairman, in the framework of their respective competences.

2.- Without prejudice to the provisions of Article 5 above, the Chief Executive Officer shall be responsible for the day-to-day management of the Company. In emergency circumstances he may adopt the measures he deems warranted in the interest of the Company. He likewise has the power to enforce Board and Delegated Committee resolutions.

Article 12.- Deputy Chairman or Chairmen.

1.- The Board may appoint one or more Deputy Chairmen, who shall substitute for the Chairman in his absence and when it is impossible for him to attend to matters affecting the functioning of the Board of Directors, and they shall exercise all other powers set forth in Article 21 b) of the company bylaws.

2.- In the event there are several Deputy Chairmen, and unless there is an agreement to the contrary, the First Deputy Chairman shall preside and, in the absence of all of the Deputy Chairmen, the director who is appointed by the Board of Directors shall preside.

3.- The Deputy Chairman, or if there are more than one, the First Deputy Chairman shall be appointed Chairman by the Board of Directors in the event that the Chairman leaves office for any reason.

Article 13.- Board Secretary.

1.- The Board of Directors shall appoint a Secretary, who shall be a lawyer, and need not be a director.

2.- The Secretary shall assist the Chairman in his tasks and shall ensure the proper functioning of the Board. In that regard he shall maintain company records, duly reflect the undertaking of all meetings in the minute books, and issue certificates concerning Board resolutions.

3.- In any event, the Secretary shall ensure the formal and substantive legality of the activities of the Board and that its rules of governance and procedures are enforced.

4.- The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.

5.- In the absence of the Secretary, the Deputy Secretary, if there is, or else, a director appointed as such by the Board, shall perform those tasks.

Article 14.- Executive Committee (Delegated).

1.- The Board of Directors shall appoint an Delegated Committee comprising no more than eight board members. The Delegated Committee shall be presided by the Chairman of the Board of Directors. Appointment of members of the Delegated Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Delegated Committee with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Delegated Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

The Secretary of the Board shall act as Secretary of this Committee, being also applicable to the functioning of the Delegated Committee, as provided in Article 13 above.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, and under the provisions of Art. 5 of this Rules, all powers of the Board of Directors that may legally be delegated shall be delegated to the Delegated Committee.

2.- The Delegated Committee shall meet at least six times a year and at anytime that, in the opinion of the Chairman, company interests warrant a meeting or when two or more members of the Delegated Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Delegated Committee members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Delegated Committee, provided that they are compatible with the Committee’s nature and functions.

When requested to do so by the Chairman of the Committee, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote

3.- The Delegated Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.

4.- The Delegated Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Delegated Committee. All board members shall receive a copy of the minutes of the Delegated Committee’s meetings.

5.- The Delegated Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

Chapter V.- FUNCTIONING OF THE BOARD.

Article 15.- Meetings of the Board of Directors.

1.- The Board of Directors shall meet at least five times a year, and at such intervals that the Chairman may deem warranted for the proper functioning of the Company, or when so requested by two or more directors, by the Chief Executive Officer or by the Delegated Committee.

2.- The call for meetings shall always include the agenda for the meeting and shall be issued by letter, fax, telegram or electronic mail, and shall be authorized by the signature of the Chairman, or the Secretary or Deputy Secretary by order of the Chairman. The call shall be sent a minimum of seven (7) days in advance of the meeting, to the address or email address designated for each director.

Notice of a meeting of the Board called at the petition of directors shall be sent within five (5) days following their request.

3.- The Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors.

4.- The Chairman shall always have the power to submit to the Board of Directors those matters that he deems appropriate for the proper progress of the company, regardless of whether they have been included on the agenda.

5.- The notice period provided for in section 2 above shall not apply when, in the opinion of the Chairman, the circumstances so justify.

6.- A meeting of the Board shall be held, without the need for a call, when all of the directors are present and agree to hold the meeting.

7.- Adoption of Board resolutions in writing and without holding a meeting shall only be deemed acceptable when no director challenges this procedure.

Article 16.- Board Meeting Procedure

1.- A Board meeting may be validly held when at least one half plus one of all directors are present, physically or by any other way technically possible (videoconference, phone or similar) or represented. A director who is unable to attend a meeting may appoint a director in attendance as proxy. Appointment of proxies must be made in writing, specifically for the meeting in question and instructing to the representative about the sense of any vote.

2.- Except in those cases in which the law requires a supermajority, resolutions shall be adopted by an absolute majority of the directors who are present or represented, and the Chairman shall break any possible ties with his casting vote.

3.- The Chairman shall moderate discussions by ensuring and promoting the participation of all of the directors during Board deliberations, submitting items of business to a vote when he considers that they have been sufficiently discussed.

4.- Each director present or duly represented shall have one vote.

Chapter VI .- APPOINTMENT AND DISMISSAL OF DIRECTORS.

Article 17.- Appointment of Directors.

1.- Directors shall be appointed at shareholders meetings or, on a provisional basis, by the Board of Directors pursuant to the provisions of the Companies Act and the company bylaws.

2.- Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding proposal or advisory opinion issued by the Appointments and Remuneration Committee or of the Corporate Governance Committee, as the case may be.

Article 18.- Appointment of External Directors.

The Board of Directors and the Appointments and Remuneration Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

Article 19.- Re-appointment of Directors.

Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Appointments and Remuneration Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

Article 20.- Tenure of Service.

1.- Directors shall be appointed for a term of five (5) years, and may be re-appointed.

2.- Directors appointed by co-optation may be ratified in office by resolution of the first shareholders meeting following his appointment.

Article 21.- Termination of Tenure.

1.- Directors shall leave their posts when the period for which they were appointed has expired, or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws.

2.- Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

1)	When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

2)	When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

3)	When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

4)	When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

5)
When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

6)
When the belonging to the Board for lack of fitness, in the manner described in Article 31.5 of these Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

3. The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

4.- Committee members shall leave their posts when they cease to be directors.

Article 22.- Voting Objectivity and Secrecy.

1.- Pursuant to the terms of Article 31 of this Regulation, directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

2.- If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

Chapter VII .- BOARD OF DIRECTOR COMMITTEES

Article 23.- Introduction

1.- The Board of Directors shall establish an Audit Committee, an Appointments and Remuneration Committee and a Corporate Governance Committee.

2.- The committees shall meet when convened by their chairman. Where no special provisions exist, the rules of procedure for the Board set forth in this Regulation shall apply to committees, provided that they are compatible with their nature and function.

3.- All committees established by the Board shall keep minutes of their meetings in the same conditions set for the for the Board of Directors.

Chairmen of the Committees will report on their activities and explain the work they have carried out at the first full board meeting held subsequent to the committee meetings.

4. Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

Article 24.- Audit Committee

1.- The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors. At least one member of the Committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting, auditing or both.

Additionally, to the extent that the Company's securities are listed, directly or indirectly through other financial instruments, in the New York Stock Exchange (NYSE), the Company will adjust the composition of the Committee to the rules established by United States of America laws and the NYSE.

2.- The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary or any member of the Committee, shall act as Secretary of the Committee.

3.- The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

4.- The Audit Committee shall have the following competences:

a)	To report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b)	In connection with the preparation and publication of the Company’s financial information

i.
Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii.
Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

iii.	Oversee the preparation and presentation of financial information regulated.

iv.	Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

c)	In connection with the external Auditor of the Company

i.	To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

ii.
To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

iii.
To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv.
To receive from the external auditors any information about all the issues that may compromise the Auditor’s independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

v.	Pre-approve, before its execution, any engagement with the Company’s Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

vi.
To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

d)	In connection with the Internal Audit services

i.	To propose the selection, appointment, reappointment or removal of the person in charge of the company’s internal audit service.

ii.	To oversee internal auditing services and the annual report of the Internal Audit Department.

e)	Other competences

i.	To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests

ii.	To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

iii.	To exercise all other powers granted the committee in this Regulation.

iv.	To approve an annual report about the Committee performance and propose to the Board the edition when the Shareholders is called.

5.- The Audit Committee shall establish and oversee a procedure which may allow to communicate to the Company the relevant irregularities, specially financing and accounting, in the Company. When this claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

6.- The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

7.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

Article 25.- Appointments and Remuneration Committee.

1.- The Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors.

2.- The appointment and removal of the Committee members will be determine by resolution of the Board of Directors upon a motion from the Chairman.

The Appointments and Remuneration Committee may request the attendance of the company’s Chief Executive Officer or any other officer or employee of the Company at its meetings.

The members of the Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

3.- The Appointments and Remuneration Committee shall have the following core competencies:

a)	Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

i.	Report on proposals for appointment, reappointment and removal of directors.

ii.
Report, together with the Corporate Governance Committee, on proposals for appointment of Chairman and Vice Chairman, Chief Executive Officer, members of the Delegated Committee and other committees of the Board of Directors.

iii.	Report on the nomination of the Secretary and Deputy Secretary.

iv.
Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the Board of Directors to facilitate that such succession occurs in an orderly and well planned.

v.	Report on proposals for appointment of representatives of the Society in the managing bodies of its subsidiaries.

b)	In connection with the senior management of the Group:

i.	Propose the definition of senior management.

ii.	Report the appointment and removal of senior management.

iii.	Approve contracts for senior management.

iv.	Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c)	In relation to the compensation policy:

i.
Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.

ii.	Approve the key objectives linked with the variable compensation for executive directors and/or the management.

iii.
Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.

iv.	Ensure compliance with the remuneration policy set by the Company.

d)	Other competences

i.	Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.

ii.	Exercise all other powers granted to the Committee in this Regulation.

4 .- The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

5 .- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

Article 26.- The Corporate Governance Committee.

1 .- The Corporate Governance Committee shall consist of a minimum of three (3) and a maximum of five (5) external or non executive directors.

2 .- The appointment and removal of Committee members will be made by the Board of Directors upon a motion from the Chairman of the Board.

Members of the Corporate Governance Committee will cease when they do so in their capacity as Directors or as otherwise agreed by the Board of Directors.

The Chairman of the Committee shall be elected by the Board of Directors from among its directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

3 .- The Corporate Governance Committee shall have the following competences:

a)	Regarding the composition of the Board of Directors and Board Committees:

i.	Propose the appointment of independent directors.

ii.
Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be executed by the General Shareholders Meeting or when that classification is revised annually in the Corporate Governance Report.

iii.
Inform on the removal of executive and independent directors, when the Board of Directors propose the decision to the Shareholders Meeting or when occurs justa causa due to a breach of the director of the duties inherent to his/her position and when is carrying out a disciplinary procedure that could mean the removal of the director.

iv.
Report, together with the Appointments and Compensation Committee, on proposals for the appointment of the Chairman and Vice Chairman, Chief Executive Officer, and members of the Delegated Committee and other committees of the Board of Directors.

v.
Evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

vi.	Report to the Board on issues of gender diversity in relation to the composition of the Board.

vii.	Submit to the Board of Directors, a report evaluating the performance and composition of the Board and the performance of their duties by the Chairman and the Chief Executive of the Company.

b)	In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i.	Promoting corporate governance strategy of the Company.

ii.
Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the Board and Delegated Committee as appropriate.

iii.	Inform and propose to the Board the approval of the Corporate Governance Report.

iv.
Inform and propose to the Board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the Board of Directors or its Chairman.

c)	In connection with the internal rules of the Company:

i.	Propose to the Board the approval of a Code of Ethics

ii.	Propose to the Board the approval of a Code of Conduct of the employees.

iii.
Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.

iv.
Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

d)	In connection to transactions with related parties to the Company and companies of the Group:

i.	Report of transactions of the company with a significant shareholder, prior to its approval by the Board.

ii.	Report professional or commercial transactions of directors, prior to its approval by the Board.

iii.	Authorize transactions by persons related to directors under the terms provided for in Article 33 of this Regulation.

e)	Other competences:

i.	Review compliance policies and propose all necessary measures for its strengthening.

ii.	Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.

iii.	Exercise all other powers granted to the Committee in this Regulation.

4 .- The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

5.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

Chapter VIII.- DIRECTORS’ RIGHTS TO INFORMATION.

Article 27.- Rights to Information and Inspection.

1.- Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested.

Furthermore, the Chairman of the Board shall ensure that all directors receive all documentation to be distributed at meetings of the Delegated Committee and the various committees and their respective minutes.

2.- On an exceptional and temporary basis, the Chairman may restrict access to certain information, informing the Board of Directors of this decision.

Article 28. Expert assistance

1 .- In order to be assisted in exercising their functions, any Director may request the hiring, under the Company cost, legal, accounting, technical, financial, commercial or other experts. The engagement must deal with specific problems of certain importance and complexity that arise in the performance of their duties.

2 .- The application for hire will be channeled through the President or Secretary of the Board of Directors, who may subject to prior approval of the Board of Directors, which may be denied when there are reasons that justify it.

Chapter IX.- REMUNERATION OF DIRECTORS.

Article 29.- Remuneration of Directors.

1.- A director shall be entitled to the remuneration set by the Board of Directors as provided in the company bylaws.

2.- The Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions.

3.- Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

Article 30.- Remuneration of Executive Directors.

Remuneration of directors provided for in the company bylaws and this Regulation shall be compatible with and independent of the salaries, remuneration, indemnities, pensions or compensation of any nature established on a general or individual basis for those members of the Board of Directors who hold any paid post or position of responsibility within the company or its subsidiary companies, whether under a contract of employment or otherwise.

Article 31.- Remuneration of External Directors.

The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

a) External directors shall be paid based on the amount of time actually devoted to their tasks.

b) Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

Chapter X.- DIRECTORS DUTIES

Article 32.- General Obligations of Directors.

1.- Pursuant to the terms set forth in Articles 5 and 6, the function of a director is to guide and supervise company management, with a view to maximizing its true value for the benefit of shareholders.

2.- Directors shall perform their functions with the diligence of a reasonable business person and loyal agent, having the following specific obligations:

a)	To be informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Delegated Commission).

b)
To attend the meetings of the committees on which they serve (including, if applicable, the Delegated Commission) and to actively participate in discussions, so that their criteria effectively contribute to the decisions taken.

c)	To undertake such specific tasks as may be entrusted them by the Board of Directors and which may reasonably fall within their time commitments.

d)	To compel investigation of any irregularity in the management of the Company of which they may be aware, and to monitor any risk situation.

e)	To comply with the Code of Ethics, the Code of Conduct of the employees, the Internal Code of Conduct and this Regulation.

f)	To comply with any legally-established duties and obligations.

Article 33.- Conflicts of Interest and Transactions with Directors.

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of “Promotora de Informaciones, S.A. and its Group Companies’ Internal Code of Conduct Concerning Securities Market Transactions.”

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

3. Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i)	Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii)	Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii)	Those which amount to less than 1% of the annual income of the person or entity receiving the service.

5.- Nonetheless, in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

Article 34.- Directors’ Duty of Confidentiality.

1.- Directors shall keep secret the deliberations of the Board of Directors, of the committees on which they serve and of the Delegated Commission, and, in general, shall refrain from disclosing any information to which they may have had access while fulfilling their duties.

2.- This obligation of confidentiality shall survive the director’s tenure of service in the Company.

Article 35.- Non-competition Obligations.

Directors shall not render professional services to companies that are competitors of Company or its subsidiary or participated companies. This excludes services they may perform for companies having significant stable interests in the Company’s shareholdings.

Article 36.- Transactions with Significant Shareholders.

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder in accordance with the provisions of Article 5 of this Regulation.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 33.4 above.

Article 37.- Principle of Transparency.

In its annual public information the Board of Directors shall include a summary of Company transactions with its directors and significant shareholders. This information shall reflect the overall volume of transactions and the nature of the most relevant ones.

Chapter XI. BOARD RELATIONS

Article 38.- Shareholder Relations

1. The Board of Directors shall determine the appropriate channels for obtaining information about proposals that may be made by shareholders concerning the management of the Company.

2. Proxy solicitations issued by the Board of Directors or by any of its members shall set forth in detail how the proxy will vote in the event that a shareholder fails to provide voting instructions or, if warranted, fails to make a conflict of interest disclosure.

3. The Board of Directors shall likewise ensure that appropriate mechanisms are in place to provide institutional investor-shareholders with periodic information.

4. Under no circumstances shall relations between the Board of Directors and institutional shareholders provide those shareholders with any information that could place them in a position of privilege or advantage with respect to other shareholders.

5.- The Board of Directors shall promote the informed participation of shareholders at the shareholders meetings and shall adopt such measures as may be warranted to ensure that shareholders at the annual meetings effectively exercise their functions pursuant to the Law and the company bylaws.

Article 39.- Market Relations.

1.- The Board of Directors shall ensure timely compliance with instructions in effect concerning the announcement of relevant information, in accordance with the terms of the Company’s Internal Code of Conduct.

2. The Board of Directors shall adopt the measures necessary to ensure that quarterly, half-yearly, annual and any other financial information deemed warranted be made available to the markets, and that it be drafted in accordance with the same principles, criteria and professional practices used in the preparation of the annual accounts. To that end, all financial information shall be reviewed by the Audit Committee.

Article 40.- Auditor Relations.

1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm’s annual earnings, based on an average for the last five years.

2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor’s group, or to any other company that the auditor may be associated with through common ownership, management or control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1 934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

September 17, 2012	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors